New Found Gold Announces Maritime Securityholder Approval of Arrangement;
Strengthens Management Team

Vancouver, BC, November 5, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that Maritime Resources Corp. ("Maritime") shareholders (the "Maritime Shareholders") and optionholders of Maritime (the "Maritime Optionholders" and together with the Maritime Shareholders, the "Maritime Securityholders") have overwhelmingly approved the previously announced arrangement (the "Arrangement") involving Maritime and New Found Gold at Maritime's annual general and special meeting (the "Meeting") held on November 5, 2025.

At the Meeting, the special resolution approving the Arrangement was approved by 99.68% of the Maritime Shareholders and 99.69% of the Maritime Securityholders voting as a single class. Accordingly, the Maritime Securityholder approval required to proceed with the Arrangement has been obtained.

Maritime will seek a final order approving the Arrangement from the Supreme Court of British Columbia on November 7, 2025. Closing of the Arrangement remains subject to satisfaction of certain customary closing conditions, including receipt of final court, stock exchange and regulatory approvals. Subject to the satisfaction of the remaining closing conditions outlined in the press release dated September 5, 2025, entitled "New Found Gold and Maritime Enter into Definitive Agreement to Combine; Combination Creates an Emerging Canadian Gold Producer", the parties currently expect the closing of the Arrangement to complete on or around November 13, 2025.

Appointment of General Counsel and Corporate Secretary

The Company is pleased to announce the appointment of Jelena Novikov Fried as General Counsel and Corporate Secretary effective November 3rd, 2025.

Ms. Novikov Fried brings over 20 years of legal experience in corporate, commercial, governance, and securities compliance matters across a range of industries, including mining, natural resources, and oil and gas. Before joining New Found Gold as General Counsel and Corporate Secretary, she was Legal Director, Corporate and Securities at Li-Cycle, where she played a key role in governance, financing, and compliance initiatives, and contributed to the successful sale of the company. Earlier in her career, she practised corporate and securities law with Cassels Brock & Blackwell LLP and Bennett Jones LLP, and held an in-house legal role with the Canadian Bankers Association. Ms. Novikov Fried holds a Juris Doctor from the University of British Columbia.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in the Queensway Gold Project ("Queensway"), located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce. The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the outstanding and issued shares that it does not already own (see news release dated September 5, 2025).

New Found Gold has a new management team and board of directors, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the completion of the Arrangement and the anticipated timing thereof; the satisfaction of closing conditions, including receipt of court, stock exchange and regulatory approvals; and the Arrangement and Project's potential merits. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the failure to, in a timely manner, or at all, obtain the required court, stock exchange and regulatory approvals for the Arrangement, the failure of the Company to otherwise satisfy the requisite conditions to complete the Arrangement, the possibility that the arrangement agreement may be terminated by one or both of the parties, risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.